July 6, 2011

James Allegretto

Senior Assistant Chief Accountant

United States

Securities and Exchange Commission

100 F. Street, N.W.

Mail Stop 4561

Washington, D.C. 20549-3561

RE:

APEX 2 Inc.

Form 10

Filed June 6, 2011

File No. 000-54430

Mr. Allegretto:

This correspondence is in response to your letter dated July 5, 2011 in reference to our filing of the Form 10 filed June 6, 2011 on the behalf of APEX 2, Inc., File No. 000-54430.

Please accept the following responses and note that Registrant filed amended Form 10-12G on July 6, 2011.

Comment 1

General

1. We note that you are voluntarily registering your common stock under Section 12(g) of the Securities Exchange Act of 1934. Please note that the Form 10 goes effective automatically by lapse of time 60 days after the original filing date, pursuant to Section 12(g)(1) of the Securities Exchange Act of 1934. If our comments are not addressed within this 60-day time period, you should withdraw the Form 10 prior to effectiveness and re-file a new Form 10 including changes responsive to our comments. If you choose not to withdraw, you will be subject to the reporting requirements under Section 13(a) of the Exchange Act. In addition, we will continue to review your filing until all of our comments have been addressed.

Answer:  Registrant notes the Commission’s comment.

Comment 2

Security ownership of certain beneficial owners, page 14

2. You have indicated that the amount of security ownership as of a date, September 30, 2010, prior to the incorporation of your business. Please update this information as of the most recent date practicable.

Answer: The typographical error in the security ownership of certain beneficial owners section on page 14 has been amended as follows:

               The following tables set forth the ownership of our common stock by each person known by us to be the beneficial owner of more than 5% of our outstanding common stock, our director , and our executive officer  and director as a group as of  ~~September 30, 2010~~ July 5, 2011.   The persons named have sole voting and investment power with respect to such shares. There are not any pending arrangements that may cause a change in control. However, it is anticipated that there will be one or more change of control, including adding members of management, possibly involving the private sale or redemption of our principal shareholder’s securities or our issuance of additional securities, at or prior to the closing of a business combination.

Comment 3

Prior Blank Check Company Experience, page 16

3. Please also provide a description of any other blank check companies with which Redwood Capital, Inc. has been involved.

Answer:  The prior black check company experience section on page 16 has been amended to incorporate the following additional information:

Richard Chiang or his employer, Redwood Capital, Inc., has not been involved in any other previous blank check companies.

Comment 4

Prior Blank Check Company Experience, page 16

4. We note the disclosure in Apex 1 Inc.’s Form 8-K filed on May 6, 2011, regarding the Share Purchase Agreement pursuant to which Richard Chiang sold an aggregate of 10,000,000 shares of his shares of common stock to OZ Saferooms Technologies, Inc. at a purchase price of $70,000. Please include this disclosure in this section of the filing.

Answer:  The prior black check company experience section on page 16 has been amended to incorporate the following disclosure information:

On May 6, 2011, Richard Chiang entered into a Share Purchase Agreement pursuant to which he sold an aggregate of 10,000,000 shares of his APEX 1, Inc. shares of common stock to OZ Saferooms Technologies, Inc. at a purchase price of $70,000. In aggregate, these shares represented 100% of APEX 1, Inc.’s issued and outstanding common stock. Effective upon the closing of the Share Purchase Agreement, Richard Chiang owned no shares of APEX 1, Inc.’s stock.

Registrant wishes to acknowledge the following:

  The Company is responsible for the adequacy and accuracy of the disclosures in the filing.

  Staff comments, or changes to disclosures in response to staff comments in filings disclosed to the Staff, do not foreclose the Commission from taking any action with respect to the filing.

  The Company may not assert the Staff comments as a defense in any proceeding initiated by the Commission or by any person under the Federal Securities Laws.

Respectfully submitted,

/s/ Richard Chiang

Richard Chiang

President